

SECU̶   ̶ION

14041549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

2014 SEP -8 PM 12: 08

SEC / MR

X 9/10/14

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 67346

REPORT FOR THE PERIOD BEGINNING 07/01/13 AND ENDING 06/30/14

            MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G. SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

1764 LITCHFIELD TURNPIKE, SUITE 250

(No. and Street)

WOODBRIDGE   CT   06525

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE REINHARZ   203-389-8400

                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

DD 9/12/14

OATH OR AFFIRMATION

I, LAWRENCE REINHARZ _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

W.G. SECURITIES, LLC _____ , as of

JUNE 30 _____ , 20 14 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

MEMBER

Signature

President
Title

Notary Public

My Commission Expires
May 31, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

W.G. SECURITIES, LLC

FINANCIAL STATEMENTS

JUNE 30, 2014

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of
W.G. Securities, LLC

We have audited the accompanying statements of W.G. Securities, LLC which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. W.G. Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.G. Securities, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of W.G. Securities, LLC's financial statements. The supplemental information is the responsibility of Compass Security Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the supplementary information, we

evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
July 29, 2014

W.G. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$	20,003
Other assets		750
	$	20,753

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	3,833
Member's Equity:		
Member's capital		16,920
	$	20,753

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2014

Revenues:	
Advisory fees	$ 1,304,018
Expenses:	
Occupancy	3,786
Other expenses	663,483
	667,269
Net income	$ 636,749

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

Balance at July 1, 2013	$	8,171
Net income		636,749
Member contributions		2,000
Member distributions		(630,000)
Balance at June 30, 2014	$	16,920

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014

Cash flows from operating activities:	
Net income	$ 636,749
Adjustments to reconcile net income to net	
cash flow from operating activities:	-
(Increase) Decrease in operating assets:	
None	-
Increase (Decrease) in operating liabilities:	
Accounts payable and accrued expenses	(3,521)
Net cash from operating activities	633,228
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Contributions from member	2,000
Distributions to member	(630,000)
Increase in cash	5,228
Cash at beginning of the period	14,775
Cash at end of the period	$ 20,003

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on December 20, 2005 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition services for its clients.

Revenue Recognition:

The Company typically enters into contracts with clients calling for a success fee to be paid out once the merger or acquisition service ("the transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned.

Income Taxes:

Income taxes are not reflected in the accompanying financial statements, as the Company is included in the consolidated income tax return filed by its parent. The parent is taxed as a limited liability company under the Internal Revenue Code, and a similar state statute. In lieu of income taxes, the shareholders of the parent are taxed on their proportionate share of the taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the Company had net capital of $16,170, which was $11,170 in excess of its required net capital of $5,000. The Company's net capital ratio was .24 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurred charges for management services (including administrative, facility and preparation fees) from an affiliated entity under common ownership in the amount of $163,904 for the year ended June 30, 2014. The amount due to the related party as of June 30, 2014 was $0. Because there is common ownership of the entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 5 – FAIR VALUE (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 22, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

W.G. SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2014

SCHEDULE I

W.G. SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2014

AGGREGATE INDEBTEDNESS:
Accounts payable and accrued expenses $ 3,833

NET CAPITAL:
Member's capital $ 16,920

ADJUSTMENTS TO NET CAPITAL
Other assets   (750)

NET CAPITAL AS DEFINED $ 16,170

NET CAPITAL REQUIREMENT: 5,000

NET CAPITAL IN EXCESS OF REQUIREMENT: $ 11,170

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   .24 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's
Part IIA (unaudited), Focus Report $ 16,170
     Net audit adjustments   -
     Increase in non-allowables and haircuts   -
     Net capital per above $ 16,170

SCHEDULE II

W.G. SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2014

W.G. Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Sole Member of
W.G. Securities, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending June 30, 2014, which were agreed to by W.G. Securities, LLC and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.G. Securities, LLC's compliance with the applicable instructions of Form SIPC-7. W.G. Securities, LLC's management is responsible for W.G. Securities, LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
July 29 2014

W.G. SECURITIES, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2014

1/23/14	SIPC, Washington DC	$ 1,004.00
7/14/14	SIPC, Washington DC	$ 2,256.00

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member of
W.G. Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which W.G. Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which W.G. Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) W.G. Securities, LLC stated that W.G. Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. W.G. Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W.G. Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
July 29, 2014

WG Securities, LLC
Exemption Statement
June 30, 2014

- WG Securities, LLC claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- WG Securities, LLC did not hold any customer funds or securities at any time during the year.
- WG Securities, LLC met the identified exemption provisions throughout the reporting period of June 1st thru June 30, 2014 without exception.